[redacted]

PE 4/29/2013

13002631

Act: 1933
Section:
Rule: 144
Public Availability: 4/30/2013

NO ACT
April 30, 2013

Received SEC

APR 30 2013

Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: LIN TV Corp.
Incoming letter dated April 29, 2013

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- The Merger will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and LIN LLC will be an "accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- LIN LLC may take into account LIN Corp.'s reporting history under the Exchange Act in determining its eligibility to use Form S-3. LIN Corp.'s reporting history under the Exchange Act may also be used in determining whether LIN LLC: (1) "meets the requirements for use of Form S-3" within the meaning of Form S-4; and (2) "satisfies the registrant requirements for use of Form S-3" within the meaning of Form S-8.

- The Division will not object if LIN LLC, as successor to LIN Corp., does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the LIN Corp. Registration Statements, provided that LIN LLC adopts the LIN Corp. Registration Statements by filing post-effective amendments pursuant to Rule 414 under the Securities Act.

- LIN Corp.'s Exchange Act reporting history may be taken into account when determining LIN LLC's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

- The actions to be taken by LIN LLC to assume the Equity Plans do not constitute actions that require the disclosure of information required by Item 10 of Schedule 14A.

- LIN LLC may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements of Securities Act Section 4(a)(3).

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Charles Kwon
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

April 30, 2013

Mail Stop 4561

PJ Himelfarb, Esq.
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201-6950

Re: LIN TV Corp

Dear Ms. Himelfarb:

In regard to your letter of April 29, 2013, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300
Dallas, TX 75201-6950
+1 214 746 7700 tel
+1 214 746 7777 fax

P.J. Himelfarb
+1 (214) 746-7811
pj.himelfarb@weil.com

Securities Exchange Act of 1934—Rules 12g-3(a) and 12b-2
Securities Act of 1933—Forms S-3, S-4 and S-8
Securities Act of 1933—Rule 414
Securities Act of 1933—Rule 144
Securities Exchange Act of 1934—Schedule 14A
Securities Act of 1933—Section 4(a)(3) and Rule 174

April 29, 2013

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *LIN TV Corp.*

Securities Act of 1933 and Securities Exchange Act of 1934—Successor Issuer

Ladies and Gentlemen:

We are writing on behalf of LIN TV Corp., a Delaware corporation ("LIN Corp."), and LIN Media LLC, a Delaware limited liability company and wholly-owned subsidiary of LIN Corp. ("LIN LLC"), to request the advice of, and/or to seek no-action relief from, the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to a number of succession-issuer questions under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act") arising from the merger of LIN Corp. with and into LIN LLC (the "Merger").

On February 12, 2013, LIN Corp. completed a series of transactions associated with the sale of certain assets by LIN Corp.'s direct and indirect wholly owned subsidiaries related to, including the 20.38% equity interest in, Station Venture Holdings, LLC ("Station Venture"), a joint venture co-owned by an affiliate of NBCUniversal, for nominal consideration (which is intended to represent the fair market value of such assets) and the release of LIN Corp. from its guarantee of Station Venture's $815.5 million secured credit facility in exchange for a contribution by LIN Corp. of $100 million (together the "Sale Transaction"). The Merger will be consummated for the purpose of changing LIN Corp.'s form of organization into a limited liability company structure as described below under Section II(B) (The Transactions). As a result of the Merger, LIN LLC will become the parent holding company in place of LIN Corp., and LIN LLC, together with its direct and indirect wholly owned operating subsidiaries, will continue to conduct the business and operations currently conducted by LIN Corp. and such direct and indirect subsidiaries. Like LIN Corp. prior to the Merger, after the Merger LIN LLC will not be an operating company, but rather will hold, directly or indirectly, the equity of its operating subsidiaries.

I. **Relief Requested**

On behalf of LIN LLC and LIN Corp., we respectfully request your confirmation that the Staff will not recommend enforcement action under the Securities Act or the Exchange Act if LIN LLC proceeds as described below, or that the Staff concurs with the following conclusions, each of which is discussed more fully in Section III (Discussion) below:

A. The Merger constitutes a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and the class A common Shares (as defined below) of LIN LLC will be deemed registered under Section 12(b) of the Exchange Act upon consummation of the Merger, and LIN LLC, as successor to LIN Corp., will be deemed an accelerated filer for purposes of Exchange Act Rule 12b-2.

B. The Exchange Act reporting history of LIN Corp. prior to the change in form of organization through the Merger may be included in determining whether LIN LLC meets the eligibility requirements for use of Form S-3 and in determining its eligibility to provide information in Form S-4 and Form S-8 in the manner permitted to S-3 eligible issuers;

C. In accordance with Rule 414 under the Securities Act, the Shelf Registration Statement (as defined in Section II(A)(1) (LIN Corp.) below) and the Form S-8 registration statements of LIN Corp. relating to the offer and sale of securities pursuant to the Equity Plans (as defined in Section II(A)(1) (LIN Corp.) below) (the Shelf Registration Statement and such Form S-8 registration statements collectively, the "LIN Corp. Registration Statements") may be deemed to be registration statements of LIN LLC as "successor issuer" for the purpose of continuing the offerings contemplated thereby, provided that LIN LLC specifically amends and adopts the LIN Corp. Registration Statements as its own in the manner required by Rule 414(d);

D. At the consummation of the Merger, the reporting history of LIN Corp. may be taken into account in determining whether LIN LLC has complied with the current public information requirements of Rule 144(c)(1) under the Securities Act, so that sales of shares representing limited liability company interests of LIN LLC ("Shares") pursuant to Rules 144 and 145 may commence immediately thereafter;

E. Actions taken with respect to the assumption by LIN LLC of the obligations of LIN Corp. under the Equity Plans do not constitute actions that require disclosure of information under Item 10 of Schedule 14A of Regulation 14A promulgated under the Exchange Act; and

F. Dealers need not comply with the prospectus delivery requirements of Section 4(a)(3) of the Securities Act and Rule 174 thereunder with respect to LIN LLC after the Merger.

II. Background and Proposed Transactions

A. The Companies

1. *LIN Corp.*

LIN Corp. was incorporated in Delaware in 1998 as a local multimedia holding company that, through its subsidiaries, operates or services 43 television stations and seven digital channels in 23 U.S. markets, along with a diverse portfolio of websites, apps and mobile products. LIN Corp.'s television stations deliver local news and community stories, along with sports and entertainment programming, to 10.5% of U.S. television homes. LIN Corp.'s operations include the convergence of local broadcast television and the Internet and it seeks to have the largest local media presence in each of LIN Corp.'s local markets. LIN Corp. also delivers its content online and on mobile applications.

The authorized stock of LIN Corp. consists of (i) 200,000,000 shares of common stock that are divided into three series as follows: 100,000,000 shares of class A common stock, 50,000,000 shares of class B common stock and 50,000,000 shares of class C common stock and (ii) 5,000,000 shares of preferred stock, in each case, with a par value of $0.01 per share. The class A common stock and the class C common stock are both voting common stock, with the class C common stock having 70% of the aggregate voting power. The class B common stock generally has no voting rights, except that without the consent of a majority of the class B common stock, LIN Corp. cannot enter into a wide range of corporate transactions, including the Merger.

LIN Corp.'s class A common stock is registered under Section 12(b) of the Exchange Act and listed on the New York Stock Exchange ("NYSE") under the symbol "TVL." LIN Corp. is current in its reporting obligations, and has filed all required reports, pursuant to the Exchange Act. LIN Corp.'s class B common stock, class C common stock and preferred stock are not registered under the Exchange Act and, as of the date of this letter, LIN Corp. has no class of securities, whether debt or equity, that is registered under the Exchange Act, other than its class A common stock. As of March 31, 2013, there were (i) 30,867,897 shares of class A common stock outstanding, (ii) 23,401,726 shares of class B common stock outstanding, (iii) two shares of class C common stock outstanding and (iv) no shares of preferred stock outstanding. As of March 31, 2013, there were (i) 35 holders of record of shares of class A common stock, (ii) 13 holders of record of shares of class B common stock and (iii) two holders of record of shares of class C common stock. Approximately 99% of LIN Corp.'s class A common stock is held in street-name only.

LIN Corp. maintains and sponsors four stock-based compensation plans: (i) the Amended and Restated 2002 Stock Plan, registered on Form S-8 (File Nos. 333-87920, 333-126607, 333-166881 and 333-181776) (the "2002 Plan")), (ii) the Third Amended and Restated 2002 Non-Employee Director Stock Plan, registered on Form S-8 (File Nos. 333-126608, 333-139136 and 333-166881) (the "Director 2002 Plan")), (iii) the 1998 Stock Option Plan, registered on Form S-8 (File No. 333-87920) (together with the 2002 Stock Plan and the Director 2002 Plan, the "Equity Plans")), and (iv) the Amended and Restated 2010 Employee Stock Purchase Plan, registered on Form S-8 (File Nos. 333-166881, 333-166881-01 and 333-181776) (the "Stock Purchase Plan")). The Equity Plans do not include the Stock Purchase Plan (which will be terminated immediately prior to the Merger) solely because tax rules for employee stock purchase plans under the United States Internal Revenue Code indicate that an entity taxed as a partnership such as LIN LLC cannot sponsor such a plan. Each of the Stock Purchase Plan and the Equity Plans is registered on a currently effective registration statement on Form S-8.

LIN Corp. currently meets the eligibility requirements to utilize Form S-3 for shelf offerings and, as such, maintains one effective shelf registration statement on Form S-3 (File No. 333-167326), pursuant to which it has (i) registered $150,000,000 aggregate principal amount of class A common stock, preferred stock, warrants, debt securities and units to be issued in a primary offering by LIN Corp. and (ii) registered $75,000,000 aggregate principal amount of class A common stock to be issued in a secondary offering by selling stockholders (the "Shelf Registration Statement"). LIN Corp. has not issued any securities pursuant to the Shelf Registration Statement.

LIN Television Corporation ("LIN Television"), LIN Corp.'s direct wholly-owned subsidiary, is the issuer of 8 3/8% Senior Notes due 2018 (the "2018 Notes"), in an A/B exchange offer registered under the Securities Act on Form S-4 (File No. 333-168636). In addition, on October 12, 2012, LIN Television completed a private placement of unregistered 6 3/8% Senior Notes due 2021 (the "2021 Notes" and together with the 2018 Notes, the "Senior Notes") that it anticipates exchanging for identical notes pursuant to a currently effective registration statement on Form S-4 (File No. 333-187323). LIN Corp. is one of the guarantors under the Senior Notes and, in connection with the completion of the Merger, plans to enter into supplemental indentures with LIN LLC and the trustees under the Senior Notes to replace LIN Corp. with LIN LLC as a guarantor under the Senior Notes. Consent of the holders of the Senior Notes will not be required to enter into such supplemental indentures. In December 2011, LIN Television redeemed in full all of its 6 1/2% Senior Subordinated Notes due 2013 and 6 1/2% Senior Subordinated Notes due 2013 - Class B that were issued in registered exchange offerings on Form S-4 (File Nos. 333-107751, 333-124330, 333-129185).

2. *LIN LLC*

LIN LLC is a wholly owned subsidiary of LIN Corp. and, prior to the completion of the Merger, it will be capitalized with class A common Shares, class B common Shares, class C common Shares and preferred Shares, each having substantially similar terms, rights and obligations, and in the same amounts, as the corresponding classes of LIN Corp. common stock. LIN LLC plans to include in a

Form 8-K, to be filed shortly after the effective time of the Merger, a statement that the LIN LLC class A common Shares being issued in connection therewith are registered under Section 12(b) and intends to file an application for listing such class A common Shares on the NYSE. As with LIN Corp.'s securities, LIN LLC will have no class of securities, whether debt or equity, that will be registered under the Exchange Act, other than its class A common Shares.

Prior to the Merger, LIN LLC will have no assets, liabilities or operations and it will not have engaged in any business or other activities except in connection with its formation and entry into the agreement and plan of merger regarding the Merger (the "Merger Agreement").

B. <u>The Transactions</u>

1. *The Merger*

As described above, LIN Corp. intends to change its form of organization into a limited liability company structure to enable it to be classified as a partnership for federal income tax purposes. Such change in classification will be treated as a deemed liquidation of LIN Corp. for income tax purposes with the result that LIN Corp. will recognize gain or loss, as applicable, with respect to the assets it holds at the time of the Merger, *i.e.*, its 100% ownership interest in LIN Television. LIN Corp. anticipates being able to recognize a loss in its ownership of LIN Television upon the effectiveness of the Merger, with such loss being available to reduce taxable gains resulting from the Sale Transaction (see Section II(B)(2) (Sale of JV Interest)).

The Merger will be submitted to a vote of the holders of all three classes of outstanding common stock of LIN Corp. and, upon its completion and consistent with the treatment of the Merger as a deemed liquidation of LIN Corp. for income tax purposes, LIN Corp. stockholders will recognize gain or possibly a loss equal to the difference between the tax basis in the shares of LIN Corp. common stock held by such stockholders and the fair market value of the stock of LIN Television deemed received in the Merger. Proxies will be solicited from such stockholders by LIN Corp.'s board of directors pursuant to Section 14(a) of the Exchange Act, and a registration statement on Form S-4 will be filed under the Securities Act with respect to the class A common Shares of LIN LLC.

In order to effect the Merger, LIN Corp. formed LIN LLC as a wholly owned subsidiary and will merge with and into LIN LLC, with LIN LLC as the surviving entity following the stockholder vote and satisfaction of other conditions to closing. The Merger will result in substantially no change in the operations, business, management, value of the total assets or operating income of LIN Corp. After the Merger, LIN Television will file a federal tax return covering its and its subsidiaries' operations in the same manner as LIN Corp. before the Merger. LIN LLC will have the same authorized capital and the same number of outstanding equity interests as LIN Corp. (less the number of shares subject to validly perfected appraisal rights in connection with the Merger). All outstanding shares of LIN Corp. common stock will be converted upon the Merger on a one-for-one basis into identical common shares representing limited liability company interests of the same class of LIN LLC Shares having substantially similar rights and privileges. At the moment, LIN Corp. does not have any outstanding shares of preferred stock, and no issuance of LIN Corp. preferred stock will take place prior to the consummation of the Merger. As a result of the foregoing, there will be no change in the proportionate ownership interests in LIN LLC after the Merger as compared to LIN Corp. prior to the Merger (other than as a result of validly perfected appraisal rights in connection with the Merger).

Further, upon the effectiveness of the Merger and pursuant to applicable Delaware law (the jurisdiction of formation of LIN Corp. and LIN LLC), LIN LLC will be deemed to continue the existence of LIN Corp. More specifically, Section 259 of the DGCL provides (and the DLLCA contains substantially similar terms), in part, that for all purposes the separate existence of LIN Corp. shall cease and LIN LLC shall become the new combined entity as the survivor in the Merger with LIN LLC:

> possessing all the rights, privileges, powers and franchises as well of a public as of a private nature, and being subject to all the restrictions, disabilities and duties of [LIN Corp.] so merged or consolidated; and all and singular, the rights, privileges, powers and franchises of [LIN Corp.], and all property, real, personal and mixed, and all debts due to any of [LIN Corp.] on whatever account, as well for stock subscriptions as all other things in action or belonging to [LIN Corp.] shall be vested in [LIN LLC] surviving or resulting from such merger or consolidation; and all property, rights, privileges, powers and franchises, and all and every other interest shall be thereafter as effectually the property of the surviving or resulting [LIN LLC] . . . and the title to any real estate vested by deed or otherwise, under the laws of this State, in any of such constituent corporation, shall not revert or be in any way impaired by reason of this chapter; but all rights of creditors and all liens upon any property of any of said constituent corporation shall be preserved unimpaired, and all debts, liabilities and duties of the respective constituent corporation shall thenceforth attach to said surviving or resulting [LIN LLC], and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it.

In addition, upon the Merger, the governing documents of LIN LLC, including all of the rights and obligations of the directors, officers and holders of equity of LIN LLC, will be substantially similar to those of LIN Corp. prior to the Merger. LIN LLC will form the same board committees with identical members and governing charters as those of LIN Corp. prior to the Merger. Further, LIN LLC will be managed by a board of directors with the same directors, and have the same officers and management personnel, as that of LIN Corp. LIN LLC intends to list its class A common Shares on the NYSE in the same manner as LIN Corp.'s class A common stock is currently listed. In order to ensure that LIN LLC shareholder rights are substantially similar to those of LIN Corp.'s stockholders, provisions of the LIN Corp. Certificate of Incorporation, the LIN Corp. Bylaws and provisions of the Delaware General Corporation Law ("DGCL") have been incorporated into the limited liability company agreement of LIN LLC (the "LLC Agreement"). The provisions of the LLC Agreement that incorporate the provisions of the DGCL may be amended only if (i) the board of directors, by resolution, declares the advisability of the proposed amendment and (ii) a majority of LIN LLC's shareholders entitled to vote on the proposed amendment approve such amendment. Certain limited differences from the governing documents of LIN Corp. will be reflected in the LLC Agreement in order to (i) provide the LIN LLC board of directors the ability to amend the LLC Agreement in certain limited specified instances (e.g., to reflect certain changes in the DGCL), (ii) maintain or change LIN LLC's status as a partnership for U.S. federal income tax purposes and (iii) provide LIN LLC's board of directors and management with the power to take certain limited actions that LIN Corp's board of directors and management are currently able to take as a corporation. In addition, because certain provisions of the DGCL related to (i) the mechanics for resolving deadlocks among stockholders or directors, (ii) the manner in which a judgment creditor may seek to satisfy a judgment against the stockholder of a corporation and (iii) the mechanics for dissolving a corporation differ from the provisions in the Delaware Limited Liability Company Act ("DLLCA"), such provisions cannot be replicated in LIN LLC's governing documents. A comparison of the respective governing documents of LIN Corp. and LIN LLC will be set forth in the proxy statement/prospectus (Form S-4) that will be used to solicit proxies to vote on the Merger and register the issuance of LIN LLC's class A common Shares under the Securities Act.

LIN LLC will assume and continue the Equity Plans (which do not include the Stock Purchase Plan), and all other benefit and compensation plans of LIN Corp. (other than the Stock Purchase Plan, which will be terminated immediately prior to the Merger solely because tax rules for employee stock purchase plans under the United States Internal Revenue Code indicate that an entity taxed as a partnership such as LIN LLC cannot sponsor such a plan), and LIN LLC will assume all outstanding options, awards and other obligations under such plans that have been previously granted or incurred thereunder. LIN Corp. will approve the assumption of such plans as LIN LLC's sole equity holder. In connection with the Merger, each outstanding award under the Equity Plans (which do not include the Stock Purchase Plan) will be subject to the same vesting conditions as prior to the Merger and each restricted share and stock option will be substituted to become restricted shares and options representing common equity interests in LIN LLC, with identical rights, privileges, terms and conditions as prior to the Merger.

The effect of the Merger will be that each holder of securities in LIN Corp. will be in the same relative ownership position upon consummation of the Merger as he/she/it was prior to the Merger (other than minor percentage ownership changes incident to validly perfected appraisal rights by LIN Corp. stockholders), except that LIN Corp.'s stockholders will hold common Shares in LIN LLC instead of corporate stock in LIN Corp. Further, and as noted above, the Merger will be consummated for the sole purpose of changing LIN Corp.'s form of organization into a limited liability company structure to enable it to be classified as a partnership for federal income tax purposes.

2. *Sale of JV Interest*

In 1998, LIN Corp., through one of its indirect wholly owned subsidiaries, acquired a 20.38% interest in Station Venture, a joint venture in which an affiliate of NBCUniversal owned the remaining 79.62%

interest, and the formation of Station Venture was structured in a manner that resulted in the deferral of a substantial amount of gain for LIN Corp. On February 12, 2013, LIN Corp. completed the Sale Transaction (as defined above) pursuant to which it recognized such substantial gain for federal income tax purposes. LIN Corp. estimates that approximately $142 million of this gain will be characterized as ordinary income (which LIN Corp. anticipates using existing net operating losses to offset) and approximately $573 million as capital gains (which LIN Corp. anticipates using any loss recognized in connection with the Merger to offset, in whole or in part).

In the Sale Transaction, LIN Corp. subsidiaries sold the 20.38% interest in Station Venture together with the unsecured shortfall funding loans to affiliates of NBCUniversal for $1.00 (which is intended to represent the fair market value of such assets). In addition, LIN Corp. caused to be transferred to Station Venture $100 million, which amount was used by Station Venture partially to prepay its outstanding credit facility, in exchange for which LIN Corp. was released from its guarantee of Station Venture's $815.5 million secured credit facility. LIN Corp. funded the $100 million capital contribution through a combination of cash on hand, borrowings under LIN Television's revolving credit facility and a new $60 million incremental term loan under LIN Television's existing senior secured credit facility. The 20.38% interest in Station Venture and the receivables related to the unsecured shortfall funding loans transferred in the Sale Transaction represented an immaterial amount of LIN Corp.'s consolidated net assets, as the value of such assets has been fully impaired in LIN Corp.'s consolidated financial statements. LIN Corp. received in the Sale Transaction additional consideration in the form of a release from its guarantee of Station Venture's credit facility in exchange for it causing $100 million to be transferred to Station Venture. This component was the product of arm's-length bargaining and thus the $100 million should be viewed as representing the approximate fair value of the guarantee in which LIN Corp. will be using cash assets to reduce the amount of a financial liability.

The Sale Transaction has already been completed and LIN Corp. will accrue for it as of December 31, 2012 and reflect the financial settlement of the release of its guarantee of Station Venture's credit facility as of that balance sheet date. LIN will also account for the related income tax implications of the Sale Transaction, which will result in the recognition of current federal and state income taxes, as of December 31, 2012. Neither the completion of the Merger nor the completion of the Sale Transaction is conditioned upon the other transaction.

However, notwithstanding the foregoing, even if the effect of the Sale Transaction is included in the context of the Merger as a whole, on a pro forma basis, management estimates that LIN LLC's business and operations after the Merger will represent approximately 100% of revenues, 100% of operating income and 101% of assets of the business and operations of LIN Corp. prior to the Sale Transaction.[1] Following the Merger, each unit of the business of LIN Corp. will continue to be operated by LIN LLC

[1] LIN Corp. provided a pro forma accounting analysis of the Sale Transaction and the anticipated effect of the Merger in its press release provided as Exhibit 99.1 to its Current Report on Form 8-K filed with the Commission on February 13, 2013.

in its entirety, as reflected by management's estimate of the percentage of revenues of LIN LLC after the Merger (other than the business of Station Venture that was sold in the Sale Transaction (which represented zero revenue to LIN Corp.)).

III. **Discussion.**

A. Exchange Act Rules 12g-3(a) and 12b-2

Exchange Act Rule 12g-3(a), where relevant, provides that "where in connection with a succession by merger, consolidation, exchange of securities or acquisition of assets, or otherwise, securities of an issuer that are not already registered pursuant to Section 12 of the [Exchange] Act are issued to the holders of any class of equity securities of another issuer which is registered pursuant to Section 12(b) or (g) of the [Exchange] Act, the class of securities so issued shall be deemed to be registered under the same paragraph of Section 12 of the [Exchange] Act unless upon consummation of the succession... (2) All securities are held of record by less than 300 persons. . ." Rule 12g-3(f) further provides that successor issuers are required to file a current report on Form 8-K in connection with the succession transaction and to indicate in such report the paragraph of Section 12 of the Exchange Act under which the successor registrant's securities are deemed registered.

Although the definition of "succession" in Exchange Act Rule 12b-2 contemplates the direct acquisition of the assets comprising a going business, it does not explicitly contemplate an acquisition of assets by a holding company. In the Merger, LIN LLC will become the parent holding company in place of LIN Corp., and the operating assets comprising the going business of LIN Corp.'s subsidiaries will, by operation of Delaware law, become the operating assets comprising the going business of LIN LLC's subsidiaries. As a result, LIN LLC, together with its direct and indirect wholly owned operating subsidiaries, will continue to conduct the business and operations currently conducted by LIN Corp. and such direct and indirect subsidiaries. Like LIN Corp. prior to the Merger, after the Merger LIN LLC will not be an operating company, but rather will hold, directly or indirectly, the equity of its operating subsidiaries. Further, the capital structure and the balance sheet of LIN LLC will be substantially similar immediately after the Merger to that of LIN Corp. immediately prior to the Merger. The Staff has taken a similar position with respect to the application of Rules 12b-2 and 12g-3 in the context of transactions similar to the Merger, including no-action positions that indicate that an acquisition of assets by a holding company should constitute a "succession" for purposes of Rule 12g-3(a). *See, e.g., The Mosaic Company* (available February 3, 2011); *Ford Motor Credit Co.* (available March 21, 2007); *Pediatrix Medical Group, Inc.* (available December 22, 2008); *The Dress Barn, Inc.* (available August 13, 2010); *Hungarian Telephone and Cable Corp* (available February 27, 2009); *Weatherford International* (available June 25, 2002); *Nabors Industries, Inc. and Nabors Industries Ltd.* (available April 29, 2002); *Reliant Energy, Incorporated* (available December 21, 2001); *NUI Corporation* (available December 22, 2000); *Northwest Airlines Corporation* (available December 16, 1998); *PS Group, Inc.* (available May 23, 1996); *Central Maine Power Company* (available October 28, 1998); *Payless ShoeSource, Inc.* (available April 20, 1998).

As noted above, LIN Corp. is an accelerated filer under Exchange Act Rule 12b-2. The Staff has taken the position on prior occasions that a successor issuer would be a successor to a predecessor's status as an accelerated filer under Exchange Act Rule 12b-2. *See, e.g., Hecla Mining Company* (available October 31, 2006); *Matria Healthcare, Inc.* (available February 10, 2005).

We also note that upon consummation of the Merger, LIN LLC likely will not satisfy Rule 12g-3's requirement that its class A common Shares be held of record by at least 300 persons. It is our opinion, however, that such noncompliance would not be inconsistent with the purposes of Rule 12g-3 and therefore should not preclude LIN LLC from relying on that rule. As noted in a number of previous no-action letters, presumably Rule 12g-3's threshold of 300 holders of record was to permit a successor to terminate its Exchange Act reporting and to coordinate with the standard for termination under Rule 12g-4 under the Exchange Act. *See, e.g., Pediatrix Medical Group, Inc., supra*; and *IPC Information Systems, Inc.* (available May 20, 1999). LIN Corp.'s class A common stock is listed on the NYSE and it is intended that LIN LLC's class A common Shares will be so listed following the Merger. Continued Exchange Act registration is essential to such listing and there is no intention to terminate LIN LLC's Exchange Act registration or reporting as a result of or in connection with the Merger. Accordingly, it is our opinion that this requirement should not affect the application of Rule 12g-3 to the Merger.

For the reasons set forth above and given that the purpose behind Rule 12g-3 is "to eliminate any possible gap in the application of Exchange Act protection to the securityholders of the predecessor" (see Section 250.01 of the Division's Exchange Act Rules Compliance and Disclosure Interpretations), we respectfully request that the Staff concur in our opinion that, upon consummation of the Merger, LIN LLC class A common Shares will be deemed registered under Exchange Act Section 12(b) by virtue of the operation of Exchange Act Rule 12g-3(a), notwithstanding that there likely will be less than 300 holders of record of LIN LLC class A common Shares. We further request that the Staff concur in our opinion that LIN LLC, as successor to LIN Corp., will succeed to LIN Corp.'s filer status for purposes of Exchange Act Rule 12b-2 and will therefore be deemed an accelerated filer under Exchange Act Rule 12b-2.

B. <u>Forms S-3, S-4 and S-8</u>

The Form S-3 reporting history requirements are designed to ensure that information concerning an issuer has been available for a period of time sufficient to enable those purchasing securities of that issuer to have had an opportunity to adequately examine that information. General Instruction I.A.7. to Form S-3 under the Securities Act deems a successor registrant to have met the registrant eligibility requirements in General Instructions I.A.1., 2., 3. and 5. for use of Form S-3, if either (i) its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor or (ii) all predecessors met the conditions at the time of succession and the registrant continues to do so since the succession. LIN Corp. has filed a shelf registration statement on Form S-3 (File No. 333-167326) and remains eligible to use Form S-3.

In connection with the change in form of organization through the Merger, two of the three above described requirements of General Instruction I.A.7.(a) to Form S-3 would be satisfied. First, consistent with General Instruction I.A.7.(a), LIN LLC and LIN Corp., taken together, would meet the registrant requirements set forth in General Instructions I.A.1., 2., 3. and 5. of Form S-3. Second, the requirement in General Instruction I.A.7.(a) that the assets and liabilities of the successor at the time of the succession be "substantially the same" as those of the predecessor also would be met because, other than LIN Corp. using certain existing net operating losses and losses recognized in the Merger to offset the gains recognized in the Sale Transaction, the consolidated net assets and liabilities of LIN LLC at the time of the proposed change in form of organization, as a result of the Merger, will be substantially the same as those of LIN Corp. immediately prior to the Merger. As noted in the pro forma accounting analysis of the Sale Transaction and the Merger in LIN Corp.'s press release dated February 12, 2013, the Sale Transaction, which was completed on February 12, 2013, had the effect of (i) increasing LIN Corp.'s long-term debt by approximately $86 million through a combination of an incremental term loan and a draw against its current revolving credit facility (which was used to fund a portion of the $100 million capital contribution made to Station Venture to partially prepay its outstanding credit facility) and (ii) causing LIN Corp. to recognize approximately $163 million in current income tax liabilities (which was reduced by and recorded net of all of LIN Corp.'s existing net operating loss carryforwards). Based on the price of LIN Corp's class A common stock at the time of the Merger, we estimate the result of the Merger on LIN Corp's liabilities, as reflected in the pro forma accounting analysis in LIN Corp's February 12, 2013 press release, will be to: (a) allow LIN LLC to extinguish some or all of the approximately $163 million of income tax liabilities described above by offsetting them with the tax loss expected to be realized from the Merger and (b) give rise to estimated transaction costs of approximately $6 million, comprised primarily of financial, legal, and accounting advisory fees (a significant portion of which will be incurred by LIN Corp. prior to the Merger and regardless of its completion). Other than these tax effects, and the estimated transaction costs incident to the Merger, the Merger will have no effect on any other of LIN Corp.'s liabilities, and the operating assets comprising LIN Corp. will remain unchanged after the Merger. The Staff has also granted relief similar to that requested by LIN Corp. and LIN LLC in transactions in which the liabilities of the issuer changed as a result of the underlying transaction. *See, e.g., Ashland Inc.* (available August 8, 2005); *United States Steel* (available December 28, 2001).

LIN LLC's succession, however, will be primarily for the purpose of changing its form of organization rather than changing the state of incorporation or forming a holding company. We note in this regard that in *Ford Motor Credit Co.* ("Ford"), a Delaware corporation changed its form of organization to a Delaware limited liability company and the successor limited liability company was permitted to take the reporting history of the predecessor corporation into account to determine the successor's eligibility to use Form S-3 under the Securities Act and furnish information in a Form S-4. Similarly, in *Mercer International Inc.* (available December 12, 2005) ("Mercer"), a Massachusetts trust changing its legal form to a corporation was permitted to take the reporting history of the predecessor trust into account in determining whether the successor corporation would be eligible to use Form S-3 or Form S-8 under the Securities Act, and in determining whether the successor entity may provide information in a Form S-4 under the Securities Act in a manner permitted for a company that is eligible to use Form S-3. Here, as in Ford and Mercer, no useful purpose would be served by requiring LIN LLC to file registration statements on Form S-1 and denying it the ability to use short-form registration. Because LIN LLC (which prior to the Merger will have no assets, liabilities or operations other than in connection with its formation and entry into the Merger Agreement) will succeed to LIN Corp.'s assets, liabilities and operations in the Merger, detailed information regarding LIN LLC of the type contemplated by General Instruction I.A to Form S-3 (including the materials required by Section 13, 14 or 15(d) of the Exchange Act for the prior 12 calendar months) is already available to the public as a result of the current reports filed by LIN Corp.

In addition, the proxy statement/prospectus that will be furnished to the holders of LIN Corp. common stock in connection with soliciting their vote for the Merger, the related Form S-4 that will be used to register the issuance of class A common Shares of LIN LLC and the documents incorporated by reference in each of these documents will contain detailed additional information regarding LIN LLC, including, among other applicable information, risk factor disclosure related to LIN LLC, a description of the common Shares of LIN LLC and a comparison of the rights of holders of LIN LLC common Shares to the rights of holders of LIN Corp. common stock, such rights being substantially similar. Such proxy statement/prospectus and Form S-4 will also note that after the Merger, the management and board of directors of LIN Corp. would continue as the management and board of directors of LIN LLC. Under the proposed Merger, the assets, businesses, operations, obligations, liabilities and management of LIN Corp. (other than, in connection with the Merger, LIN Corp. using certain existing net operating losses and losses recognized in the Merger to offset the gains recognized in the Sale Transaction) will remain the same and become the assets, businesses, operations, obligations, liabilities and management of LIN LLC. In this regard, we note that Rule 414 under the Securities Act expressly contemplates the purpose of changing the form of organization for deeming a successor issuer the registrant on registration statements filed by its predecessor. We believe that to deny LIN LLC the ability to use the reporting history of LIN Corp. would elevate form over economic substance and is neither appropriate nor necessary for the protection of its investors.

While we believe that LIN LLC meets the eligibility requirements for the use of Form S-3 when considering LIN Corp. and LIN LLC immediately before and immediately after the Merger, even if the effect of the Sale Transaction (which was completed on February 12, 2013) is included in the context of the Merger as a whole we believe LIN LLC would still meet such Form S-3 eligibility requirements. The Staff has previously granted successor no-action relief for a reorganization/ reincorporation of a public company in which the predecessor entity transferred assets to a third party immediately prior to such reorganization/reincorporation (see *Ashland Inc. supra* ("Ashland")). This was true in Ashland even when the assets being transferred prior to that reorganization had significant value and the successor issuer used a large portion of its cash assets after the reorganization/reincorporation to repay outstanding indebtedness and other financial obligations assumed from the predecessor issuer by operation of law as a result of the reorganization/reincorporation. Similar to Ashland, LIN Corp. transferred assets representing its 20.38% interest in Station Venture and receivables related to unsecured shortfall funding loans to a third party in the Sale Transaction prior to the Merger; however, unlike Ashland, such LIN Corp. assets currently represent an immaterial amount of LIN Corp.'s consolidated net assets as the value of such assets has been fully impaired in LIN Corp.'s consolidated financial statements filed with the Commission (i) on March 16, 2009 on Form 10-K for the year ending December 31, 2008 with respect to the 20.38% equity interest in Station Venture and (ii) on Form 10-K for each year ending December 31 in which a shortfall funding loan was made.

Further, similar to Ashland and as described above (i) in the Sale Transaction, LIN Corp. caused $100 million to be transferred in exchange for the release of its guarantee of the Station Venture credit facility and (ii) LIN Corp. intends to use the tax loss it expects to recognize as a result of the Merger and certain existing net operating losses to reduce the gains recognized as a result of the Sale Transaction prior to the Merger. Other than the tax effects and estimated transaction costs incident to the Merger discussed above, the Merger will have no effect on any other of LIN Corp.'s liabilities, and the operating assets comprising LIN Corp. will remain unchanged after the Merger. Despite the change resulting from LIN Corp.'s use of existing net operating losses and tax losses expected to be recognized in the Merger, as in Ashland, we believe that LIN LLC should be considered as having the same businesses, operations, assets and liabilities as LIN Corp. for the purpose of determining Form S-3 eligibility. The change in the nature of such assets and cash position will not impact the financial information (such as revenues, operating income, assets, depreciation and additions to property, plant and equipment) regarding the operating subsidiaries that constitute LIN LLC that previously were included in Exchange Act reports filed by LIN Corp. (again, a pure holding company). Accordingly, the financial statements of LIN LLC will be easily comparable to the financial statements of LIN Corp., including the few changes described above that will be incident to the Merger. For these reasons, we believe that the previous disclosure provided in LIN Corp.'s historic Exchange Act reports regarding the operating subsidiaries of LIN LLC, and the pro forma financial information for the Sale Transaction and the Merger to be disclosed in the proxy statement/prospectus to be filed with the Commission and delivered to LIN Corp. stockholders in connection with the Merger and the Sale Transaction, is sufficient to protect investors. Further, it is our opinion that the Merger and Sale Transaction are conceptually the same as the transactions described in Ashland, and the separation and spin-off transactions addressed in the Staff's prior no-action letters cited in Ashland (but involving assets with a significantly less relative value to LIN Corp. by comparison with the value of assets disposed of by the predecessor issuers in those no-action letters), in that the relevant issue for purposes of determining Form S-3 eligibility is whether publicly available, detailed information about LIN LLC, including information regarding its operating subsidiaries in LIN Corp.'s historic Exchange Act periodic reports, exists.

Assuming that the Staff agrees that LIN LLC is entitled to rely on General Instruction I.A.7. to Form S-3, we believe that, following the consummation of the Merger, LIN LLC should also be permitted to rely on the prior reporting history and financial data of LIN Corp. for purposes of making the determination whether LIN LLC may provide information in a Form S-4 or a Form S-8 in the manner permitted for issuers eligible to use Form S-3. The Staff has taken such positions in similar situations. *See, e.g., Ford Motor Credit Co., supra*; *Hungarian Telephone and Cable Corp., supra*; *Russell Corporation* (available March 18, 2004); *Adolph Coors Company* (available August 25, 2003); *General Electric Capital Corp.* (available July 26, 2000).

Based upon the foregoing, we respectfully request that you concur in our opinion that the Exchange Act reporting history of LIN Corp. prior to the change in form of organization through the Merger may be included in determining whether LIN LLC meets the eligibility requirements for use of Form S-3 and in determining its eligibility to provide information in Form S-4 and Form S-8 in the manner permitted to S-3 eligible issuers.

C. Rule 414

We request confirmation that LIN LLC may make use of the LIN Corp. Registration Statements. Rule 414 under the Securities Act provides that if an issuer has been succeeded by another issuer "for the purpose of changing its form of organization, the registration statement of the predecessor issuer shall be deemed to be the registration statement of the successor issuer for the purpose of continuing the offering" covered by such registration statement, subject to the following four requirements:

(a) immediately prior to the succession the successor issuer had no assets or liabilities other than nominal assets or liabilities;

(b) the succession was effected by a merger or similar succession pursuant to statutory provisions or the terms of the organic instruments under which the successor issuer acquired all of the assets and assumed all of the liabilities and obligations of the predecessor issuer;

(c) the succession was approved by security holders of the predecessor issuer at a meeting for which proxies were solicited pursuant to Section 14(a) of the Exchange Act, or information was furnished to security holders pursuant to Section 14(c) of the Exchange Act; and

(d) the successor issuer filed a post-effective amendment to the registration statement of the predecessor issuer expressly adopting as its own such registration statement for all purposes of the Securities Act and the Exchange Act, and setting forth any additional information necessary to reflect any material changes or necessary to keep the registration statement from being misleading in any material respect, and such amendment has become effective.

In connection with the change in form of organization through the Merger, three of the four requirements of Rule 414 would be clearly satisfied. In the case of the Merger, (i) prior to the Merger, LIN LLC will have no assets, liabilities or operations and it will not have engaged in any business or other activities except in connection with its formation and the Merger; (ii) prior to the Merger, the succession would be approved by security holders of LIN Corp. at a meeting for which proxies were solicited pursuant to Section 14(a) of the Exchange Act; and (iii) after the Merger, LIN LLC would file a post-effective amendment to each of the existing registration statements of LIN Corp. for the purpose of expressly adopting such registration statements as its own registration statements for all purposes under the Securities Act and the Exchange Act.

While we believe the Merger satisfies the requirement of Rule 414(b) because immediately after its effect LIN LLC will have acquired all of the assets and assumed all of the liabilities and obligations of LIN Corp. immediately prior to the Merger, it is possible that if the effect of the Sale Transaction (which was completed on February 12, 2013) is included in the context of the Merger as a whole, LIN LLC arguably could be viewed as possibly not having met one of the above conditions set forth in Rule 414(b) because LIN LLC will not have acquired the *exact* same assets and liabilities that were transferred in the Sale Transaction prior to the Merger or anticipated to be used by LIN Corp. in connection with the Merger (*i.e.*, certain existing net operating losses and losses recognized in the Merger used to offset the gains recognized in the Sale Transaction).

The Sale Transaction completed the sale of the 20.38% interest in Station Venture together with the unsecured shortfall funding loans to affiliates of NBCUniversal for $1.00 (which is intended to represent the fair market value of such assets). LIN Corp. received in the Sale Transaction additional consideration in the form of a release from its guarantee of Station Venture's $815.5 million credit facility in exchange for it causing $100 million to be transferred to Station Venture. This component was the product of arm's-length bargaining and thus the $100 million should be viewed as representing the approximate fair value of the guarantee in which LIN Corp. will be using cash assets to reduce the amount of this financial liability.

We note for the Staff that the principal purpose of the overall transaction is the completion of the Sale Transaction in a tax efficient manner in which all the proceeds and benefits of such transactions that will be received by LIN Corp. will be received by LIN LLC (in a new legal form) after the Merger. We note that, among other things, after the Merger, the same officers, directors and management would be operating substantially the same businesses on behalf of the same shareholders with substantially similar rights whose shares are traded on the same exchange. As noted above, the 20.38% interest in Station Venture and the receivables related to the unsecured shortfall funding loans transferred in the Sale Transaction represented an immaterial amount of LIN Corp.'s consolidated net assets and detailed information about such business and operations has been publically disclosed in LIN Corp.'s historic Exchange Act reports. Under these circumstances, we believe that LIN LLC should be permitted to rely on Rule 414.

The Staff has previously allowed reliance on Rule 414 in transactions where the conditions of subsection (b) were not strictly satisfied. In Ashland, the Staff permitted a successor issuer to file post-effective amendments to the predecessor issuer's currently effective registration statements on Forms S-3 and S-8 under Rule 414, even though the predecessor issuer transferred a thirty-eight percent interest in a joint venture that was of significant value to the predecessor, as well as other minor assets, immediately prior to the transaction. In Ashland, the successor issuer represented 99% of revenues, 39% of operating income and 63% of assets of the businesses of the predecessor issuer for the fiscal year ended prior to the transaction.

Similarly, in cases where the transaction involved was a separation or spin-off involving subsidiaries or segments, the separated or spun-off subsidiary or segment (the successor issuer) was permitted to rely on Rule 414 even though the successor issuer did not acquire all of the assets or assume all of the liabilities of its parent company (the predecessor issuer). *See, e.g., United States Steel supra*; *U.S. West, Inc.* (available May 5, 1998) ("U.S. West"); *Electronic Data Systems Holding Corporation* (available April 29, 1996) ("EDS"). Pursuant to the above mentioned no-action letters, even though the registration statements of the parent company (as predecessor issuer) that were to be adopted by the successor issuer registered only shares of the targeted or tracking stock of the parent company relating to the successor issuer, they were nonetheless registration statements of the entire parent company and, in each case, the parent company retained significant businesses, assets and liabilities.

Furthermore, the Staff has permitted reliance on Rule 414 where the assets and liabilities of newly separated or spun-off entities were not identical to the assets and liabilities of the entity when it was a subsidiary or segment. For example, in U.S. West, the spun-off entity consisted of the Communications Group and the Dex Business of U.S. West. All of the assets and liabilities of the Communications Group were transferred to the spun-off entity. However, the Dex Business did not comprise all of the Directory and Information Services segment, about which financial and narrative disclosure had been included in the Exchange Act reports of U.S. West. For the full fiscal year ended prior to the U.S. West transaction, the Dex Business represented 96% of revenues, 100% of operating income and 83% of assets (at the end of such period) of the Directory and Information Services segment. In another instance, the Staff confirmed that it would not object if a subsidiary of Viacom Inc. adopted a shelf registration statement of its predecessor when the subsidiary represented 94% of revenues, 85% of operating income and 95% of assets of its predecessor, with the remaining portion of the predecessor's revenues, operating income and assets being spun-off to an entity jointly owned by certain of Viacom Inc.'s shareholders and Tele-Communications, Inc. *See Viacom Inc.* (available September 13, 1996) ("Viacom").

In each of United States Steel, U.S. West and EDS, the original Exchange Act reporting entity continued to exist, and both the original Exchange Act reporting entity and the new Exchange Act reporting entity were Form S-3 eligible. In the present situation, the original Exchange Act reporting entity (LIN Corp.) will cease to exist after the completion of the Merger. We do not believe that this difference should affect the analysis for determining Form S-3 eligibility for LIN LLC because the fact that LIN Corp. will no longer exist after the Merger does not affect the quality of publicly available, detailed information that will exist regarding LIN LLC post-Merger, including extensive segment-level information, included in LIN Corp.'s historic Exchange Act periodic reports.

As noted above, LIN Corp. anticipates using certain existing net operating losses and losses expected to be recognized in the Merger to offset the gains recognized in the Sale Transaction. If the effect of the Sale Transaction is included in the context of the Merger as a whole, after the Merger and completion of the Sale Transaction, management estimates that the effect of the Merger on LIN Corp.'s financial results (depending on the price of LIN Corp's class A common stock at the time of the Merger), as reflected in LIN Corp.'s pro forma accounting analysis in its February 12, 2013 press release, will be to (i) allow LIN LLC to recognize an income tax benefit of up to approximately $213 million associated with the extinguishment of up to $163 million of current income tax liabilities and the reestablishment up to $50 million of deferred income tax assets (*e.g.*, net operating loss carryforwards); and (ii) give rise to estimated transaction costs of approximately $6 million, comprised primarily of financial, legal, and accounting advisory fees (a significant portion of which will be incurred by LIN Corp. prior to the Merger and regardless of its completion). Based on the price of LIN Corp's class A common stock at the time of the Merger, the combined effects of the income tax benefit and the transaction costs from the Merger would result in a net benefit in LIN Corp.'s statement of operations of up to $207 million during the period in which the Merger is completed. Other than these tax effects, and the estimated transaction costs incident to the Merger, the Merger will have no effect on LIN Corp.'s business operations or financial results.

Therefore, after the Merger, management estimates that LIN LLC's revenues, operating income and operations after the Merger will represent approximately 100% of revenues, 100% of operating income and 102% of assets of the business and operations of LIN Corp. prior to the Merger. We believe that these percentages compare quite favorably with the percentages of revenues, operating income and assets cited in Ashland, U.S. West and Viacom in which successor-issuer treatment was permitted. Based upon the foregoing, it is our opinion that the LIN Corp. Registration Statements should be deemed to be the corresponding registration statements of LIN LLC as the successor issuer for the purpose of continuing the offerings for purposes of Rule 414 under the Securities Act, and that subsequent to the effective time of the Merger, LIN LLC will file post-effective amendments to the LIN Corp. Registration Statements as contemplated by Rule 414. We respectfully request that you concur with our opinion or, in the alternative, grant our request for no-action relief.

D. Rule 144(c)(1)

We respectfully request confirmation that the Staff concurs in our opinion that the Exchange Act reporting history of LIN Corp. may be taken into account in determining whether LIN LLC has complied with the current public information requirements of subsection (c)(1) of Rule 144 under the Securities Act. Rule 144(c) requires that, in order for sales of securities to be made in reliance on the "safe harbor" provided by Rule 144, there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule. Pursuant to Rule 144(c)(1), this requirement will be deemed to be satisfied where the issuer (i) is, and has been for a period of at least 90 days immediately before the sale of the securities, subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, (ii) has filed all of the reports required to be filed by it under Section 13 for the 12 months preceding such sale (or for such shorter period that it was required to file such reports); and (iii) has submitted electronically and posted on is corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T, during the 12 months preceding such sale (or for such shorter period that it was required to submit and post such files).

As noted above, the management, operations, obligations, revenues, operating income, assets and liabilities (other than LIN Corp. using certain existing net operating losses and losses expected to be recognized in the Merger to offset the gains recognized in the Sale Transaction) of LIN LLC immediately after the Merger will be substantially similar to those of LIN Corp. immediately prior to the Merger, and, in this instance, the information to be furnished to the public concerning LIN LLC would be adequate and current. LIN Corp. has satisfied all of the requirements under Rule 144(c)(1) described above, including timely submitting electronically and posting on its corporate web site each Interactive Data File required to be submitted and posted by LIN Corp. pursuant to Rule 405. We accordingly believe that for purposes of Rule 144, the prior reporting activities of LIN Corp. should be included for purposes of determining whether LIN LLC has complied with the public information requirements of Rule 144(c)(1). Such relief would be consistent with the approach taken by the Staff in prior no-action letters. *See, e.g., Ford Motor Credit Co., supra*; *Hungarian Telephone and Cable Corp., supra*; *CanWest Media Inc.* (available November 15, 2005); *Russell Corporation, supra*; *Adolph Coors Company, supra*; *Crown Cork & Seal* (available February 25, 2003); *General Electric Capital Corp., supra.*

E. Item 10 of Schedule 14A

In the Merger, LIN LLC will assume and continue the Equity Plans (which do not include the Stock Purchase Plan because it will be terminated immediately prior to the Merger solely because tax rules for employee stock purchase plans under the United States Internal Revenue Code indicate that an entity taxed as a partnership such as LIN LLC cannot sponsor such a plan) without any modification and each outstanding option or other equity-based award will be converted into an option or stock-based award with respect to the same number of Shares of LIN LLC, with the same terms, rights and conditions as the corresponding LIN Corp. option or stock-based award. The assumption by LIN LLC of the rights and obligations of LIN Corp. under the Equity Plans is simply a conversion of existing rights to a new successor issuer and does not constitute or require "actions" that would trigger a need to disclose information about the Equity Plans under Item 10 of Schedule 14A. The assumption by LIN LLC of the obligations of LIN Corp. under the Equity Plans will not constitute the approval of a new compensation plan under which equity securities of LIN LLC will be authorized for issuance or the amendment or modification of an existing plan, because there will be no change to the Equity Plans in connection with the Merger but simply a conversion of existing rights and an assumption and continuation of existing plans in accordance with their terms without amendment or modification (other than amendments to the Equity Plans to merely reflect LIN LLC as the successor to LIN Corp.). Disclosure of information under Item 10 of Schedule 14A of the Exchange Act in connection with the Merger would not provide any meaningful disclosure, as it is the same both before and after the Merger and it would, therefore, be unnecessary to include such information in the registration statement on Form S-4 for LIN Corp.'s shareholders to make an informed decision relating to the Merger. Accordingly, we are of the opinion that the actions to be taken with respect to the assumption by LIN LLC of the obligations of LIN Corp. under the Equity Plans do not constitute actions that require the disclosure of information under Item 10 of Schedule 14A of the Exchange Act. The Staff has taken similar positions with respect to Item 10 in the context of transactions similar to the Merger. *See, e.g., SAIC, Inc.* (available April 23, 2012); *ADA-ES, Inc.* (available March 13, 2012); *GP Strategies Corporation* (available October 4, 2011); *The Dress Barn, Inc., supra*; *Mercer, supra.* We note that the registration statement will include information on the effects of the Merger on the Equity Plans so that existing shareholders will be fully aware that there will be no amendments or modifications to the terms of such plans as a result of the Merger that would affect the rights of such existing shareholders.

Based upon the foregoing, we respectfully request that the Staff concur in our opinion that the actions to be taken with respect to the assumption by LIN LLC of the obligations of LIN Corp. under the Equity Plans do not constitute actions that require the disclosure of information under Item 10 of Schedule 14A of the Exchange Act.

F. Section 4(a)(3) and Rule 174

Under Rule 174(b), a dealer need not deliver a prospectus if the issuer is an Exchange Act reporting company. After the Merger, LIN LLC will have substantially similar consolidated net assets, liabilities (other than LIN Corp. using certain existing net operating losses and losses expected to be recognized in the Merger to offset the gains recognized in the Sale Transaction), business and operations as LIN Corp. immediately before the Merger and will be the successor to LIN Corp. LIN Corp. has been a reporting company under the Exchange Act since 2002, and LIN LLC, as the successor to LIN Corp. and as requested in this no-action letter, will assume LIN Corp.'s reporting status after the Merger. The Staff has previously taken the position that the successor in transactions similar to the Merger is deemed an Exchange Act reporting company, thus enabling dealers of the successor's securities to rely on Rule 174(b). *See, e.g., SAIC, Inc., supra; ADA-ES, Inc., supra*; *GP Strategies Corporation, supra*; *Interactive Intelligence, Inc.* (available April 27, 2011); *The Dress Barn, Inc., supra*; *Mercer, supra.*

Accordingly, we respectfully request that the Staff concur in our opinion that LIN LLC will be deemed an Exchange Act reporting company and that dealers of LIN LLC Shares will be able to rely on Rule 174(b) with respect to the prospectus delivery requirements of Section 4(a)(3) of the Securities Act.

IV. Conclusion

We respectfully request, on behalf of LIN Corp., that the Staff concur with our conclusions and opinions in Section I (Relief Requested) on the matters discussed herein. If the Staff disagrees with any of these conclusions or opinions, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. If you require any further information, please contact the undersigned at (214) 746-7811.

Very truly yours,

/s/ P.J. Himelfarb